Room 4561

October 19, 2007

Mr. Robert J. Cox III
Senior Vice President, Chief
  Financial Officer and Treasurer
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

      Re: DealerTrack Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 000-51653

Dear Mr. Cox:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Very truly yours,

      Mark Kronforst
      Accounting Branch Chief